United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 28, 2020

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

Coca-Cola European Partners plc - Results of 2020 Annual General Meeting

The Annual General Meeting of Coca-Cola European Partners plc (the “Company”) was held at Pemberton House, Bakers Road, Uxbridge UB8 1EZ on 27 May 2020.

All 25 resolutions put to the members were passed on a poll. Accordingly, resolutions 1 to 21 were passed as ordinary resolutions and resolutions 22 to 25 were passed as special resolutions.

The results of the polls are set out below:

Resolution		For (see note 1)		Against (see note 1)		Issued share capital represented by votes (see note 2) %	Votes withheld (see note 3)
		Votes	%	Votes	%
1	Receipt of the Report and Accounts	392,183,394	99.99%	14,881	0.01%	86.36%	551,707
2	Approval of the Directors’ Remuneration Policy	390,642,124	99.48%	2,051,225	0.52%	86.47%	56,633
3	Approval of the Directors’ Remuneration Report	389,159,565	99.15%	3,348,477	0.85%	86.42%	241,940
4	Election of Jan Bennink as a director of the Company	391,583,576	99.71%	1,127,074	0.29%	86.47%	39,332
5	Election of Thomas H. Johnson as a director of the Company	385,008,802	98.07%	7,570,542	1.93%	86.44%	170,638
6	Election of Dessi Temperley as a director of the Company	392,602,000	99.97%	104,367	0.03%	86.47%	43,615
7	Re-election of José Ignacio Comenge as a director of the Company	388,436,398	98.92%	4,254,184	1.08%	86.46%	59,400
8	Re-election of Francisco Crespo Benítez as a director of the Company	388,719,970	98.99%	3,969,343	1.01%	86.46%	60,669
9	Re-election of Irial Finan as a director of the Company	339,168,295	86.74%	51,837,537	13.26%	86.09%	1,744,150
10	Re-election of Damian Gammell as a director of the Company	390,045,140	99.32%	2,664,383	0.68%	86.47%	40,459
11	Re-election of Nathalie Gaveau as a director of the Company	392,374,244	99.91%	341,362	0.09%	86.47%	34,376
12	Re-election of Álvaro Gómez-Trénor Aguilar as a director of the Company	387,103,428	98.91%	4,253,401	1.09%	86.17%	1,393,153
13	Re-election of Dagmar Kollmann as a director of the Company	388,519,939	98.93%	4,191,130	1.07%	86.47%	38,913
14	Re-election of Alfonso Líbano Daurella as a director of the Company	387,107,180	98.91%	4,252,102	1.09%	86.17%	1,390,700

15	Re-election of Mark Price as a director of the Company	392,087,859	99.84%	621,579	0.16%	86.47%	40,544
16	Re-election of Mario Rotllant Solá as a director of the Company	340,677,065	87.13%	50,326,039	12.87%	86.09%	1,746,878
17	Reappointment of the Auditor	390,054,140	99.32%	2,663,329	0.68%	86.47%	32,513
18	Remuneration of the Auditor	392,504,743	99.95%	205,457	0.05%	86.47%	39,782
19	Political Donations	391,667,792	99.76%	939,216	0.24%	86.45%	142,974
20	Authority to allot new shares	362,799,226	92.39%	29,897,519	7.61%	86.47%	53,237
21	Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code (see note 4)	183,170,399	81.55%	41,439,675	18.45%	49.46%	167,188,375
22	Authority to disapply pre-emption rights	392,008,222	99.95%	193,813	0.05%	86.36%	547,947
23	Authority to purchase own shares on market	390,815,941	99.59%	1,625,631	0.41%	86.41%	308,410
24	Authority to purchase own shares off market	390,751,832	99.57%	1,676,632	0.43%	86.41%	321,518
25	Notice period for general meetings other than AGM	383,793,591	97.73%	8,907,602	2.27%	86.47%	48,789

Notes:

1	Votes “For” and “Against” are expressed as a percentage of votes received.
2
As at 4.30pm on Monday 25 May 2020, the time by which shareholders who wanted to attend, speak and vote at the AGM must have been entered on the Company’s register of members, there were 454,161,479 ordinary shares in issue.

3	A “Vote Withheld” is not a vote in law and is not counted in the calculation of the proportion of votes “For” or “Against” a resolution.
4	Resolution 21 was put to the AGM as a resolution of the shareholders of the Company other than Olive Partners, S.A. (“Olive”) or any concert party of Olive.

In particular, in accordance with Section 6(A) of Appendix 1 to the Takeover Code, the Company announces that shareholders approved resolution 21, setting out the terms of the waiver of mandatory offer provisions in Rule 9 of the Takeover Code (the “Waiver”).

Olive is currently interested in 166,128,987 shares in the Company and the Waiver does not entitle Olive to be interested in a greater number of shares. The Waiver would allow Olive’s interest in shares as a percentage of the Company’s total shares to increase as a result of the exercise of the Company’s authorities to purchase its own shares, but only to the extent that the resulting interest of Olive, together with any concert parties, in the shares of the Company did not then exceed 40.6441%.

In accordance with Listing Rule 14.3.6R, copies of the resolutions that do not constitute ordinary business at an annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

CONTACTS

Company Secretariat Clare Wardle T +44 (0)20 7355 8406	Investor Relations Sarah Willett T +44 (0)7970 145 218	Media Relations Shanna Wendt T +44 (0)7976 595 168

ABOUT CCEP

Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, making, selling & distributing an extensive range of non-alcoholic ready to drink beverages & is the world's largest Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain & Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange & on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: May 28, 2020	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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